

Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date:	14-Oct-10
Payment Date:	14-Oct-10
Prior Payment:	15-Jul-10
Next Payment:	NA
Record Date:	14-Oct-10

Administrator:

Thais Hayum 312.904.8944
thais.hayum@bankofamerica.com

Reporting Package Table of Contents

Issue Id: SAT00313

Monthly Data File
Name: SAT00313_201101_3.ZIP

	Page(s)
Statements to Certificateholders	Page 2
Cash Reconciliation Summary	Page 3
Bond Interest Reconciliation	Page 4
Other Related Information	Page 5
Other Related Information	Page 6
Rating Information	Page 7
Realized Loss Detail	Page 8

Closing Date:	28-Aug-03
First Payment Date:	15-Jan-04
Rated Final Payment: Date:	15-Jul-32

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date:	14-Oct-10
Payment Date:	14-Oct-10
Prior Payment:	15-Jul-10
Next Payment:	NA
Record Date:	14-Oct-10

WAC: 42.529800%

Grantor Trust

Class	Original Face Value (1)	Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP		Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
A UNIT	30,000,000.00	30,000,000.00	30,000,000.00	0.00	0.00	0.00	463,541.67	0.00	6.2500000000%
804108207		1000.000000000	1000.000000000	0.000000000	0.000000000	0.000000000	15.451389000	0.000000000	Fixed
B UNIT	30,000,000.00 **N**	30,000,000.00	0.00	0.00	0.00	0.00	2,822,663.13	2,760,489.21	0.8383000000%
804108AA6		1000.000000000	0.000000000	0.000000000	0.000000000	0.000000000	94.088771000	92.016307000	N/A
Total	30,000,000.00	30,000,000.00	30,000,000.00	0.00	0.00	0.00	3,286,204.80	2,760,489.21	

Total P&I Payment	33,286,204.80

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

12-Oct-2010 - 10:21 (P545-P547) © 2011 Bank of America Corporation

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date:	14-Oct-10
Payment Date:	14-Oct-10
Prior Payment:	15-Jul-10
Next Payment:	NA
Record Date:	14-Oct-10

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	525,715.58
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	525,715.58
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	2,760,489.21
Total	2,760,489.21
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	3,286,204.79

Less Fees & Expenses Paid By/To Trust

Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	3,286,204.79

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	30,000,000.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	30,000,000.00
Remittance Principal	30,000,000.00
Remittance P&I Due Trust	33,286,204.79
Remittance P&I Due Certs	33,286,204.79

Pool Balance Summary

	Balance	Count
Beginning Pool	30,000,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	30,000,000.00	2
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	0.00	0

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Bond Interest Reconciliation

Class	Accrual Method	Accrual Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
A UNIT	30/360	180	6.2500000000%	463,541.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00	463,541.67	463,541.67	0.00	0.00	NA	NA
B UNIT	30/360	180	0.8383000000%	62,173.92	0.00	0.00	0.00	0.00	0.00	0.00	2,760,489.21	2,822,663.13	2,822,663.13	0.00	0.00	NA	NA
				1,063,245.00	0.00	0.00	0.00	0.00	0.00	0.00	2,765,989.21	3,829,234.21	3,286,204.80	(543,029.42)	543,029.42		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date: 14-Oct-10
Payment Date: 14-Oct-10
Prior Payment: 15-Jul-10
Next Payment: NA
Record Date: 14-Oct-10

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date: 14-Oct-10
Payment Date: 14-Oct-10
Prior Payment: 15-Jul-10
Next Payment: NA
Record Date: 14-Oct-10

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Statement Date:	14-Oct-10
Payment Date:	14-Oct-10
Prior Payment:	15-Jul-10
Next Payment:	NA
Record Date:	14-Oct-10

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)			
		Fitch	Moody's	S&P	Fitch	Moody's		S&P
A UNIT	804108207	NR	Aa3	A+				AA- 12/8/08
B UNIT	804108AA6	NR	Aa3	A+		Aa1 8/11/07		AA- 12/8/08

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America
Merrill Lynch

Statement Date: 14-Oct-10
Payment Date: 14-Oct-10
Prior Payment: 15-Jul-10
Next Payment: NA
Record Date: 14-Oct-10

Structured Asset Trust Unit Repackagings (SATURNS)
Credit Suisse First Boston (USA), Inc. Debenture Backed
Series 2003-13

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..